FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2013 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On November  11, 2013, the registrant announced Participation at EDSFair in Yokohoma, Japan on November 20-22, 2013. Attached please find the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 11, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces Participation at EDSFair in Yokohoma, Japan on
November 20-22, 2013

TowerJazz to provide several demonstrations with leading EDA companies to further awareness of its world class design enablement capabilities

NISHIWAKI, Japan, November 11, 2013 – TowerJazz, the global specialty foundry leader, today announced it will participate at the Electronic Design and Solution (EDS) Fair in Yokohoma, Japan on November 20-22, 2013 to further its relationships with its EDA partners in Japan and gain more exposure with Japanese fabless companies and IDMs for the local availability of its pure play foundry offerings and design enablement innovation. TowerJazz has participated at EDSFair for the past two years since its acquisition of the Micron fab in Nishiwaki, Japan.

At the EDSFair, TowerJazz will present its world-class design enablement technology to the Japanese market, including its sophisticated process design kit (PDK) for power management, SOI switch, and SiGe PA, among others.  TowerJazz will also provide seminars introducing technology collaboration with EDA partners to demonstrate design enablement capabilities to support its customers’ designs and verification. In addition, TowerJazz will offer visitors hands-on experience with its PDKs along with a chance to meet the TowerJazz Japan design enablement team in person (booth C-08).

“At the EDSFair, we are again this year exhibiting and planning a number of demos at several seminars to showcase our design enablement capabilities,” said Ori Galzur, Vice President of Design Center and PDK Development at TowerJazz. “This is the most important EDA conference in Japan and we are pleased to participate and build further awareness for our local foundry offerings and increase visibility for TowerJazz in the APAC region.”

TowerJazz offers customers novel design enablement tools that leverage the tight interaction between EDA, models and process technology to improve time to market and yield of highly integrated analog products. TowerJazz offers a complete design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle to enable first-time working silicon and fast time-to-market. This platform includes silicon verified and highly scalable device models and robust physical design tools for up front design optimization. TowerJazz’s powerful and efficient tools enable unprecedented accuracy in device models and its unparalleled customer support at every stage of the design flow ensures confidence in designs at near zero risk.

For more information on TowerJazz’s participation at the EDSFair or to set up an appointment, please contact: Shoko Saimiya at saimiya@towerjazz.com or call 81-795-23-6609.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

###

Company Contact in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com